Exhibit (d.3)

INVESTMENT ADVISORY AGREEMENT

SCHEDULE A

(Amended and Restated as of May 16, 2008)

The investment advisory services to be provided under this Investment Advisory Agreement by and between the parties hereto shall pertain to the Fund’s investment activities relating to the assets allocated to the following Series of the Fund’s shares.

1.	Heartland Value Plus Fund

a.	Effective Date: October 26, 1993.

b.
Management Fee: The management fee for this Series, calculated in accordance with paragraph 3 of this Investment Advisory Agreement, shall be at the annual rate of 0.70 of 1% of the average daily net assets of the Series.

2.	Heartland Select Value Fund (previously known as the Heartland Large Cap Value Fund)

a.	Effective Date: October 11, 1996.

b.
Management Fee: The management fee for this Series, calculated in accordance with paragraph 3 of this Investment Advisory Agreement, shall be at the annual rate of 0.75 of 1% of the first $1 billion of the average daily net assets of the Series and 0.70 of 1% on the average daily net assets of the Series in excess of $1 billion.